Exhibit 99.1

For immediate release

Sify Technologies Ltd. Rights Offering Over-Subscribed

Chennai, India, June 28, 2024/PRNewswire/ - Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, today announced that its recent rights offering was over-subscribed.

The subscription period for the equity share rights expired at 6:00 p.m. (Chennai, India time) on June 21, 2024. The subscription period for the American Depositary Share (“ADS”) rights expired at 2:15 p.m. New York Time on June 21, 2024. Subscription rights that were not exercised prior to the end of the subscription period have expired. Any excess subscription payments received which remain with the Company or Citibank, N.A., acting as ADS Rights Agent, will be returned to the applicable holders.

The Company expects to issue an aggregate of 190,268,698 equity shares and 59,730,265 ADSs (each representing one equity share) pursuant to the exercise of subscription rights during the rights offering, raising gross proceeds of approximately $30 million before any expenses of the rights offering. Following the issuance of the new equity shares and ADSs, the Company will have 433,331,423 equity shares outstanding, including equity shares represented by ADSs (and which includes the 13,262,908 ADSs to be issued as part of the over-subscription right). The net proceeds of the rights offering are expected to be used for expansion of the business for developing Network Centric Services, Data Center services, Digital Services and for general corporate purposes.

The 13,262,908 ADSs to be issued as part of the over-subscription right were allocated on a pro-rata basis among rights holders who exercised their over-subscription rights based on the number of additional equity shares or ADSs each rights holder subscribed for pursuant to its over-subscription right.

Delivery of the new equity shares subscribed for in the rights offering is expected to be made on or about July 5, 2024. Delivery of the new ADSs subscribed for in the rights offering is expected to be made on or about July 9, 2024.

Other Important Information

A prospectus relating to the rights offering was filed with the Securities and Exchange Commission on June 3, 2024 and is available on the website of the SEC at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.